                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                AMENDMENT NO. 1 TO
                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

ASPEN GROUP RESOURCES CORPORATION (FORMERLY COTTON VALLEY RESOURCES CORPORATION)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  221905-10-2
                                 (CUSIP Number)

    CUSTER COUNTY DRILLING, INC., C/O S.A. MORRIS, PRESIDENT, P.O. BOX 156,
      HIBISCUS SQUARE, POND STREET, GRAND TURK, TURKS AND CAICOS ISLANDS;
                            TELEPHONE (649) 946-2504
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 NOVEMBER 8, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

                             CUSIP NO.   224908 30 1


     CUSTER COUNTY DRILLING, INC.                NONE
------------------------------------------------------------------------------------------------
(1)  Names of Reporting Persons.   I.R.S. Identification Nos. of Above Persons (entities only)

     NOT APPLICABLE
------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /


------------------------------------------------------------------------------------------------
(3)  SEC Use Only

     SHARES RECEIVED WHEN PUBLIC COMPANY ACQUIRED PRIVATE COMPANY BY MEANS OF SHARE EXCHANGE.
------------------------------------------------------------------------------------------------
(4)  Source of Funds

     N/A
------------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

     TURKS AND CAICOS ISLANDS
------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

Number of Shares                 (7) Sole Voting Power
  Beneficially Owned                 NO SHARES OF COMMON STOCK
  by Each Reporting             ----------------------------------------------------------------
  Person With                    (8) Shared Voting Power
                                        N/A
                                ----------------------------------------------------------------
                                (9) Sole Dispositive Power
                                        N/A
                                ----------------------------------------------------------------
                                (10) Shared Dispositive Power
                                        N/A
                                ----------------------------------------------------------------

             0    SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

            N/A
-----------------------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            N/A
-----------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     CORPORATION
-----------------------------------------------------------------------------------------------
(14) Type of Reporting Person

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

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of Aspen Group Resources Corporation (formerly Cotton Valley Resources Corporation), a Yukon Territory, Canada corporation, which has its principal executive offices at 3300 Bank One Center, 100 N. Broadway, Oklahoma City, Oklahoma 73102-8601.

ITEM 2. IDENTITY AND BACKGROUND

        This statement relates to the securities of the Issuer that were
acquired by Custer County Drilling, Inc.,   whose principal business is P.O.
Box 156, Hibiscus Square, Pond Street, Grand Turk Turks and Caicos Islands. Its business address is P.O. Box 156, Hibiscus Square, Pond Street, Grand Turk Turks and Caicos Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Custer County Drilling, Inc. previously acquired 14,153,932 shares of the Common Stock, $.001 par value of the Issuer. The securities were not acquired directly from the Issuer. The shares were acquired when the Issuer bought out East Wood Ventures Inc., while Custer County Drilling, Inc. was a shareholder of East Wood Ventures, Inc. at the time of the purchase by Issuer.


ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the previous acquisition of the securities of the Issuer by Custer County Drilling, Inc. was primarily for investment purposes.

        (a) There are no tentative plans and proposals to issue additional securities of the Issuer in exchange for assets.

        (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

        (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

        (d) There are plans to change the total authorized number of directors on the Board of Directors from five to six members.

        (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

        (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure, except for a proposed reverse stock split.

        (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.


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

        (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board market.

        (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

        (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Effective November 8, 2000, Custer County Drilling, Inc. transferred all of its Common Stock of the Issuer pro rata to its stockholders, and presently does not own any Common Stock of the Issuer. As of the date hereof, the shareholders of Custer County Drilling, Inc. are the direct and beneficial owners of the14,1153,932 shares of the Common Stock of the Issuer formerly owned by it.

        (b) Custer County Drilling, Inc. no longer has any power to vote and to dispose of the securities of the Issuer described herein.

        (c) No other purchases or sales of the Common Stock of the Issuer have been made by Custer County Drilling, Inc. in the past 60 days.

        (d) To the best knowledge of Custer County Drilling, Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by its shareholders.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best its knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by the shareholders of Custer County Drilling, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.


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

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2000                        Custer County Drilling, Inc.


                                        By:      s/ S.A. Morris
                                           ------------------------------------
                                                 President



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